[Shutterfly Letterhead]

January 6, 2017

This letter supersedes any previous communication regarding this matter

Michele Anderson
[Address]

Dear Michele:

We are delighted to have you join the Shutterfly family, and look forward to welcoming you into our organization. Accordingly, I am pleased to offer you a regular full-time position with Shutterfly, Inc., as Senior Vice President, Retail commencing on February 27, 2017 (the date you commence employment, the "Hire Date”) reporting to Christopher North. This job is in Redwood City, CA.

Compensation

Your base salary will be $350,000.00 annually, minus applicable deductions and prorated for any partial periods of employment. You will be paid bi-weekly in accordance with the company's normal payroll procedure.

2017 Bonus

You will also be eligible to participate in our corporate bonus program. Your annual discretionary bonus target will be 40% of your annual salary, paid on a quarterly basis, if earned. Your eligibility for this discretionary bonus is determined at the end of each fiscal quarter and is based on various factors including company performance and you remaining in good standing. Bonuses are not earned until paid. Your eligibility for our quarterly bonus program is dependent upon your Hire Date. Based on your presumed Hire Date of February 27, 2017, you will be eligible for a pro-rated first quarter 2017 discretionary bonus. Whether a bonus will be awarded in a bonus period, and in what amount, is within the sole discretion of Shutterfly. Both your base salary and the components of your bonus are subject to periodic review. Your bonus participation will be subject to all the terms, conditions and restrictions of the applicable Shutterfly Bonus Plan, as amended from time to time.

Shutterfly Equity
Restricted Stock Units (RSUs}
Subject to the approval of the Compensation Committee of Shutterfly's Board of Directors in accordance with the Company's equity grant procedures, you will be granted a one-time award in the form of Restricted Stock Units {RSUs) [valued at $2,200,000.00 on the date of hire] in accordance with Shutterfly's Restricted Stock Unit Award Agreement {attached). The number of RSU's will be calculated based on the closing stock price on the date of hire. The RSUs will vest in 25% increments annually on each of the first, second, third and fourth anniversaries of the original grant date. Your grant will be subject to all the terms, conditions and restrictions of the Restricted Stock Unit Award Agreement. The grant date for the RSUs will be your Hire Date.

Stock Options
Subject to the approval of the Compensation Committee of Shutterfly's Board of Directors in accordance with the Company's equity grant procedures, you will be granted a one-time option to purchase that number of shares of the Company's common stock valued at $2,200,000.00 on the date of hire (the "Option"). The grant date for the Option will be your Hire Date and shall be granted with an exercise price equal to the closing price of the Company's common stock on the Nasdaq Global Select Market on the grant date. The Option will be a nonqualified stock option, and will be exercisable for a seven-year term. The Option will vest and become exercisable over four {4) years as follows: twenty-five percent {25%) of the total shares will vest and become exercisable on the first anniversary of your Hire Date and the balance of the option will vest and become exercisable in equal installments of 1/48 of the total shares monthly over the following 36 months. Subject to any applicable retention or change in control benefits contained in Attachments A and B, vesting will depend on your continued employment with the Company on the applicable vesting dates, and will be subject to the terms and conditions of the written agreement governing the Option and this Agreement.

Transition Bonus
You will receive a total transition bonus of Five Hundred Thousand Dollars ($500,000), payable in thirteen separate lump sum installments (the "Transition Bonus"). After you have completed ten {10) days of employment with the Company, you will receive Two Hundred Fifty Thousand Dollars {$250,000), less applicable payroll tax withholding and deductions (the "First Installment Bonus"). If you resign or your employment is terminated by the Company for Cause prior to the completion of your first year of employment, you shall refund a prorated portion of the First Installment Bonus to the Company (the "Clapback"). In the event the Claw back is triggered, you agree to repay the repayment amount within ten (10) calendar days following the termination of your employment and you hereby authorize the Company to withhold from any amounts (other than deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")) owed to you the repayment amount, to the extent legally permitted. After you have completed one (1) year of employment with the Company, you will receive Two Hundred Fifty Thousand Dollars ($250,000) divided into 12 equal installments of $20,833.33 starting in March
2018, less applicable payroll tax withholding and deductions (the "Second-Thirteenth Installments"). The Second through Thirteenth installment payments require that you be an employee when each installment payment is paid to you.

Severance
If your employment is terminated by the Company without Cause prior to the completion of your first year of employment, and that termination occurs (a) prior to the first 25% vesting event with respect to the RSUs, you will receive accelerated vesting of 25% of the RSUs; and (b) prior to the first 25% vesting event with respect to the Options, you will receive accelerated vesting of 25% of the Options.

If there are any changes, between the date you accept this Offer and January 1, 2018, to the standard severance benefits currently offered to most our other senior vice presidents, you will also be similarly entitled to those new severance benefits.

Holidays
In 2017, Shutterfly will observe twelve paid holidays. The holiday schedule may change at management's discretion.

Time Off
You will be eligible to participate in Shutterfly's Discretionary Time Off (DTO) policy, which allows you to take time off from work when and as you need it, and as your job responsibilities permit, subject to prior approval from your manager and the needs of the business.

Benefits
As an employee of Shutterfly, you will also be eligible to receive certain employee benefits, including medical, dental and vision coverage. The medical, dental and vision coverage will begin on your Hire Date. Additionally, you will be eligible to participate in the Fidelity 401k plan. Shutterfly reserves the right to revise or discontinue any or all its benefit plans, at any time, in Shutterfly's sole discretion. Enclosed is some information on Shutterfly’s benefit plans. Further information about these benefits can be obtained from the Shutterfly Benefits Department.

Retention Benefits
You will be eligible for certain severance benefits on the terms and conditions and subject to your execution of the form of Retention Agreement reflected in Attachment A, which would become effective as of the Hire Date.

Change of Control Benefits
Please see Attachment B, which is incorporated herein by reference, for the complete terms and conditions of your Change of Control Benefits.

Attachment B provides for cash severance and equity acceleration benefits about a termination arising about a change in control occurring on or before December 31, 2017. The Retention Agreement provides for cash severance and equity acceleration benefits about a termination occurring on or before December 31, 2017. Because these agreements are being entered into simultaneously, for the avoidance of doubt, you agree and understand that you may receive cash severance and equity acceleration benefits under only one agreement, not both.

Employment Eligibility Verification
For purposes of federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire with the Company, or our employment relationship with you may be terminated.

Employment at Will
If you choose to accept this offer, your employment with the Company will be voluntarily entered and will be for no specified period. As a result, you will be free to resign at any time, for any reason, as you deem appropriate. The Company will have a similar right and may terminate its employment relationship with you at any time, with or without cause or notice.

Section 409A
To the extent (I) any payments to which you become entitled under this offer letter, or any agreement or plan referenced herein, about your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) you are deemed at the time of such termination of employment to be a "specified" employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (I) the expiration of the six (6)-month period measured from your "separation from service," as defined in the regulations under Section 409A of the Code ("Separation") and (ii) the date of your death following such Separation; provided, however, that such deferral shall only be affected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent {20%)

tax for which you would otherwise be liable under Section 409A{a){I){B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this offer letter {or otherwise referenced herein) is determined to be subject to {and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event, shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this offer letter is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a "short-term deferral" within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement {or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2{b){2) of the regulations under Section 409A.

Acceptance of Offer
To indicate your acceptance of the terms of this offer, please sign and date in the space provided below and return an executed copy to: Shutterfly, Inc., 2800 Bridge Parkway, Redwood City, CA 94065, Attention: Tracy Layney, SVP, Human Resources, no later than January 16, 2017, after which this offer will expire. A duplicate original is enclosed for your records. In addition to this letter, your offer of employment is conditioned upon: {1) providing documentation which establishes eligibility for employment in the United States; {2) completion and signing of the Shutterfly employment application; {3) successful completion of a background and reference check and {4) your signing of the Shutterfly Employee Invention Assignment and Confidentiality Agreement {and any other similar agreements relating to proprietary rights between you and the Company This letter agreement, and all of its attachments, constitute the entire agreement between you and the Company regarding the terms and conditions of your employment with the Company and together supersede any prior representations or agreements, whether written or oral. This letter, along with any agreements herein, may not be modified or amended except by a written agreement signed by the Chief Executive Officer of the Company. If by January 16, 2017 we have not received a copy of this letter executed by you, then we will assume you have decided not to join the Company.

We're sure you will find our corporate culture, including an environment that rewards talent, results and teamwork, a gratifying place to work. We look forward to your positive response and sharing our future success with you as part of the Shutterfly team.

If you have any questions regarding this offer, please feel free to contact me.

Sincerely,

/s/ Christopher North

Christopher North
President & Chief Executive Officer
Shutterfly, Inc.

Attachments:

Retention Benefits (Attachment A)
Change in Control Benefits (Attachment B)

Enclosures:
SVP Retail Job Description
Restricted Stock Unit Inducement Award Agreement
Option Agreement
Bonus Plan Overview (2016 Plan attached, 2017 Plan forthcoming)
Employee Invention Assignment, Confidentiality and Restrictive Covenant Agreement
Arbitration Agreement- California

Background Check Authorization
Accepted by executive:

/s/ Michele Anderson	Date: January 9, 2017

Michele Anderson

Anticipated Start Date: February 27, 2017

cc: HR Manager, for distribution to Personnel File

Attachment A

Form of Retention Agreement

This Retention Agreement (the "Agreement") is entered into as of February 27, 2017 (the "Effective Date"), by and between Michele Anderson (the "Executive") and Shutterfly, Inc., a Delaware corporation (the "Company").

1. Term of Agreement.

This Agreement shall terminate on the earlier of (i) December 31, 2017 (the "Expiration Date"), and (ii) the date the Executive's employment with the Company terminates for a reason other than a Qualifying Termination. For the avoidance of uncertainty: Notwithstanding anything to the contrary in Section 2, the termination of this Agreement shall not constitute a Qualifying Termination.

2. Qualifying Termination. If the Executive is subject to a Qualifying Termination (the date of such Qualifying Termination, the "Termination Date"), then, subject to the provisions of this Agreement, including Sections 3, 5 and 8, Executive will be entitled to the following benefits:

a)
Severance Benefits. The Company shall pay the Executive twelve (12) months of his or her monthly base salary at the rate in effect immediately prior to the actions that resulted in the Qualifying Termination. Such severance payment shall be paid in accordance with the Company's standard payroll procedures. The Executive will receive his or her severance payment in a cash lump sum made on the first business day occurring after the sixtieth (601h) day following the Separation.

b) Equity. Each of Executive's then-outstanding Equity Awards (as defined in the following sentence) subject only to time vesting as of the date of Separation shall accelerate and become vested and exercisable as if Executive had completed an additional twelve (12) months of service as of the Termination Date. The accelerated vesting described above shall be effective as of the Separation. "Equity Awards" means all options to purchase shares of Company common stock, as well as any and all other stock-based awards granted to the Executive, including but not limited to stock bonus awards, restricted stock, restricted stock units, performance-based restricted stock units, and stock appreciation rights. Each of Executive's then-outstanding Equity Awards subject to performance-based vesting criteria as of the date of Separation shall accelerate and become vested and exercisable as if Executive had completed an additional twelve (12} months of service as of the Termination Date; provided, however, that the vesting of such performance-based awards shall be subject to achievement of and certification of achievement of all applicable performance criteria. The accelerated vesting described in the preceding sentence shall be effective as of the date of such certification and such awards will be settled at the same time as for active employees.

c)
Continued Employee Benefits. If Executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company shall pay the full amount of Executive's COBRA premiums on behalf of the Executive for the Executive's continued coverage under the Company's health, dental and vision plans, including coverage for the Executive's eligible dependents, for the twelve (12) months following the Executive's Separation or, if earlier, until Executive is eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, if the Company, in its sole discretion, determines that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act),the Company instead shall provide to Executive a taxable monthly payment in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue the group health coverage in effect on the date of the Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether Executive elects COBRA continuation coverage and shall commence on the later of (i) the first day of the month following the month in which Executive experiences a Separation and (ii) the effective date of the Company's determination of violation of applicable law, and shall end on the earlier of (x) the effective date on which Executive becomes covered by a health, dental or vision insurance plan of a subsequent employer, and (y) the last day of the period twelve (12) months after the Separation, provided that any taxable payments under Section 2(b) will not be paid before the first business day occurring after the sixtieth (601h) day following the Separation and, once they commence, will include any unpaid amounts accrued from the date of Executive's Separation (to the extent not otherwise satisfied with continuation coverage). If the period comprising the sum of the sixty (60)-day period described in the preceding sentence and the ten (10)-day period described in Section 6(c) spans two calendar years, then the payments which constitute deferred compensation subject to Section 409A will not in any case be paid in the first calendar year. Executive shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after tax basis.

4.     General Release. Any other provision of this Agreement notwithstanding, the benefits under Section 2 shall not apply unless the Executive {i} has executed a general release {in a form prescribed by the Company} of all known and unknown claims that he or she may then have against the Company or persons affiliated with the Company and such release has become effective and {ii} has agreed not to prosecute any legal action or other proceeding based upon any of such claims. The release must be in the form prescribed by the Company, without alterations {this document effecting the foregoing, the "Release"}. The Executive must execute and return the Release within the time period specified in the form.

5.     Accrued Compensation and Benefits. Notwithstanding anything to the contrary in Section 2, in connection with any termination of employment {whether or not a Qualifying Termination}, the Company shall pay Executive's earned but unpaid base salary and other vested but unpaid cash entitlements {excluding, for clarity, any unpaid bonus for which Executive has failed to satisfy all conditions to payment} for the period through and including the termination of employment, including unused earned vacation pay and unreimbursed documented business expenses incurred by Executive prior to the date of termination {collectively, "Accrued Compensation and Expenses"}, as required by law and the applicable Company plan or policy. Executive shall also be entitled to any other vested benefits earned by Executive for the period through and including the termination date of Executive's employment under any other employee benefit plans and arrangements maintained by the Company, in accordance with the terms of such plans and arrangements, except as modified herein {collectively, "Accrued Benefits"}. Any Accrued Compensation and Expenses to which the Executive is entitled shall be paid to the Executive in cash as soon as administratively practicable after the termination and, in any event, no later than two and onehalf {2-1/2} months after the end of the taxable year of the Executive in which the termination occurs or at such earlier time or to such lesser extent as may be required by Section 8. Any Accrued Benefits to which the Executive is entitled shall be paid to the Executive as provided in the relevant plans and arrangements.

6.     Covenants.

(a)     Non-Solicitation. During Executive's employment and for twelve (12) months thereafter, in addition to Executive's other obligations hereunder or under Executive's confidentiality or invention assignment agreement, Executive shall not, in any capacity, whether for Executive's own account or on behalf of any other person or organization, directly or indirectly, with or without compensation, (a) solicit, divert or encourage any officers, directors, employees, agents, consultants or representatives of the Company (including any affiliate) to terminate his, her or its relationship with the Company (including any affiliate) and (b) solicit, divert or encourage any officers, directors, employees, agents, consultants or representatives of the Company (including any affiliate) to become officers, directors, employees, agents, consultants or representatives of another business, enterprise or entity.

(b)     Confidentiality, Cooperation and Non-Disparagement. The Executive agrees that, following his or her cessation of employment, he or she shall cooperate with the Company in every reasonable respect and shall use his or her best efforts to assist the Company with the transition of Executive's duties to his or her successor and maintain the confidentiality of all materials and information provided or made available to Executive in connection with Executive’s employment or service. The Executive further agrees that he or she shall not in any way or by any means disparage the Company, the members of the Company's Board of Directors or the Company's officers and employees.

7.     Definitions.

(a)     "Cause" means the occurrence of any of the following: Executive's (i) gross negligence or willful misconduct in the performance of his or her duties; (ii) commission of any act of fraud or material dishonesty with respect to the Company; (iii) conviction of, or plea of guilty or "no contest" to, a felony or a crime of moral turpitude or dishonesty; (iv) material breach of any proprietary-information and inventions agreement with the Company or any other unauthorized use or disclosure of the Company's confidential information or trade secrets and (v) repeated failure to perform duties reasonably assigned to him or her.

(b)     "Code" means the Internal Revenue Code of 1986, as amended.

(c)    "Good Reason" means, without the Executive's consent, any of the following: (i) material reduction in base salary, other than as part of an across-the-board reduction applicable to all Company executives of less than 10%; (ii) material reduction in level or scope of job responsibilities, provided, however, that for a period of twenty-four (24) months following the date of this Agreement (as it may be amended), good faith changes to Executive's job responsibilities that are made in consultation with Executive for the purpose of enhancing the overall growth of the Company, including removing or transferring certain responsibilities, shall not be deemed to constitute "Good Reason"; or (iii) the relocation of the Company's corporate office at which Executive works by more than fifty (50) miles, which relocation materially increases Executive's commuting distance. For the purpose of clause (ii) a change in responsibility shall not be deemed to occur (A) solely because Executive is part of a larger organization, (B) solely because of a change in title, or (C) solely because the Executive no longer serves on the Board of Directors or committee thereof, if applicable. For the Executive to receive the benefits under this Agreement as a result of a voluntary resignation under this subsection (c), all of the following requirements must be satisfied: (1) the Executive must provide notice to the Company of his or her intent to assert Good Reason within sixty {60) days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Company will have thirty {30) days (the "Company Cure Period") from the date of such notice to remedy the condition and, if it does so, the Executive may withdraw his or her resignation or may resign with no benefits and (3) any termination of employment under this provision must occur within ten {10) days of the earlier of expiration of the Company Cure Period or written notice from the Company that it will not undertake to cure the condition set forth in subclauses (i) through (iii). Should the Company remedy the condition as set forth above, after which cure one or more of the conditions arises, then the Executive may assert Good Reason again, subject to all of the conditions set forth herein.

(d)     ”Qualifying Termination" means a Separation which results from (i) the Company terminating the Executive's employment for any reason other than Cause or (ii) the Executive voluntarily resigning his or her employment for Good Reason. A termination or resignation due to the Executive's death or disability shall not constitute a Qualifying Termination.

(e)     ”Separation" means a "separation from service," as defined in the regulations under Section
409A of the Code.

7.     Successors.

(a)     Company's Successors. The Company shall require any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets, by an agreement in substance and form satisfactory to the Executive, to assume this Agreement and to agree expressly to perform this Agreement in the same manner and to the same extent as the Company would be required to perform it in the absence of a succession. For all purposes under this Agreement, the term “Company" shall include any successor to the Company's business and/or assets or which becomes bound by this Agreement by operation of law.

(b)     Executive's Successors. This Agreement and all rights of the Executive hereunder shall inure to the benefit of, and be enforceable by, the Executive's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

8.	Miscellaneous Provisions. (a) Section 280G.
(i)     Best After-Tax Result. In the event that any payment or benefit received or to be received by Executive pursuant to this Agreement or otherwise ("Payments”) would (i) constitute a "parachute payment" within the meaning of Section 280G of the Code and (ii) but for this subsection (a), be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax ("Excise Tax"), then, subject to the provisions of Section 8(a)(ii), such Payments shall be either (A) provided in full pursuant to the terms of this Agreement or any other applicable agreement or (B) provided as to such lesser extent which would result in no portion of such Payments being subject to the Excise Tax ("Reduced Amount"), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including, without limitation, any interest or penalties on such taxes), results in the receipt by Executive, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Section shall be made by independent tax counsel designated by the Company and reasonably acceptable to Executive ("Independent Tax Counsel"), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required under this Section, Independent Tax Counsel may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, provided that Independent Tax Counsel shall assume that Executive pays all taxes at the highest marginal rate. The Company and Executive shall furnish to Independent Tax Counsel such information and documents as Independent Tax Counsel may reasonably request in order to make a determination under this Section. The Company shall bear all costs that Independent Tax Counsel may reasonably incur in connection with any calculations contemplated by this Section. In the event that the foregoing subsection 8(a)(ii)(B) applies, then based on the information provided to Executive and the Company by Independent Tax Counsel, Independent Tax Counsel shall determine which and how much of the Payments (including the accelerated vesting of equity compensation awards) to be otherwise received by Executive shall be eliminated or reduced (as long as after such determination the value (as calculated by Independent Tax Counsel in accordance with the provisions of Sections 280G and 4999 of the Code) of the amounts payable or distributable to Executive equals the Reduced Amount). If the Internal Revenue Service (the "IRS") determines that any Payment is subject to the Excise Tax, then Section 8(a)(ii) hereof shall apply, and the enforcement of Section 8(a)(ii) shall be the exclusive remedy to the Company.

(ii)    Adjustments. If, notwithstanding any reduction described in the foregoing Section
8(a)(i) (or in the absence of any such reduction), the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of one or more Payments, then Executive shall be obligated to surrender or pay back to the Company, within one-hundred twenty (120) days after a final IRS determination, an amount of such payments or benefits equal to the "Repayment Amount." The Repayment Amount with respect to such Payments shall be the smallest such amount, if any, as shall be required to be surrendered or paid to. the Company so that Executive's net proceeds with respect to such Payments (after taking into account the payment of the Excise Tax imposed on such Payments) shall be maximized. Notwithstanding the foregoing, the Repayment Amount with respect to such Payments shall be zero (O) if a Repayment Amount of more than zero (O) would not eliminate the Excise Tax imposed on such Payments or if a Repayment Amount of more than zero would not maximize the net amount received by Executive from the Payments. If the Excise Tax is not eliminated pursuant to this Section 8(a)(ii), Executive shall pay the Excise Tax.

(b)     Section 409A. To the extent (i) any payments to which Executive becomes entitled under this Agreement, or any agreement or plan referenced herein, in connection with Executive's termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) Executive is deemed at the time of such termination of employment to be a "specified" employee under Section 409A of the Code, then such payment or payments shall not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the Executive's Separation and (ii) the date of Executive's death following such Separation; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to Executive, including (without limitation) the additional twenty percent (20%) tax for which Executive would otherwise be liable under Section 409A(a)(l)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to Executive or Executive's beneficiary in one lump sum (without interest). Except as otherwise expressly provided herein, to the extent any expense reimbursement or the provision of any in-kind benefit under this Agreement (or otherwise referenced herein) is determined to be subject to (and not exempt from) Section 409A of the Code, the amount of any such expenses eligible for reimbursement, or the provision of any in-kind benefit, in one calendar year shall not affect the expenses eligible for reimbursement or in kind benefits to be provided in any other calendar year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which Executive incurred such expenses, and in no event shall any right to reimbursement or the provision of any in-kind benefit be subject to liquidation or exchange for another benefit. To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a "short-term deferral" within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A.

(c)     Other Arrangements. This Agreement supersedes any and all cash severance arrangements and vesting acceleration arrangements under any prior option agreement, restricted stock unit agreement, performance-based restricted stock unit agreement, severance and salary continuation arrangements, programs and plans which were previously offered by the Company to the Executive, including any vesting acceleration arrangements pursuant to an employment agreement or offer letter, for the period that this Agreement is in effect,and Executive hereby waives Executive's rights to such other benefits for such period. In no event shall any individual receive cash severance benefits under both this Agreement and any other severance pay or salary continuation program, plan or other arrangement with the Company.

(d)     Dispute Resolution. To ensure rapid and economical resolution of any and all disputes that might arise in connection with this Agreement, Executive and the Company agree that any and all disputes, claims, and causes of action, in law or equity, arising from or relating to this Agreement or its enforcement, performance, breach, or interpretation, will be resolved solely and exclusively by final, binding, and confidential arbitration, by a single arbitrator, in San Mateo County, and conducted by the American Arbitration Association under its then-existing employment rules and procedures. Nothing in this Section 8(d), however, is intended to prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Each party to an arbitration or litigation hereunder shall be responsible for the payment of its own attorneys' fees.

(e)     Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid or deposited with Federal Express Corporation, with shipping charges prepaid. In the case of the Executive, mailed notices shall be addressed to him or her at the home address which he or she most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(f)     Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by the Executive and by an authorized officer of the Company (other than the Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(g)     Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other charges required to be withheld by law.

(h)     Severability. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

(i)     Post-Termination Findings. The Company may conclude that a breach of this Agreement or a finding of "Cause" may have occurred following the termination of employment, in which case, any then unpaid benefits hereunder shall cease and the Executive shall promptly cancel any accelerated equity rights hereunder and return any previously paid benefits (on a pre-tax basis).

(j)     No Retention Rights. Nothing in this Agreement shall confer upon the Executive any right to continue in service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company or any subsidiary of the Company or of the Executive, which rights are hereby expressly reserved by each, to terminate his or her service at any time and for any reason, with or without Cause.

(k)     Choice of Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California (other than its choice-of-law provisions).

Attachment B

Change in Control Benefits

In the event of a "Termination" (as defined below) within 12 months following a Corporate Transaction (as defined in Shutterfly's 2015 Equity Incentive Plan), provided such Corporate Transaction is consummated on or before December 31, 2017, you shall receive (the "Change in Control Benefits"):

(i) 12 months base salary at the rate in effect immediately prior to the actions that resulted in the Termination. Such payment shall be paid in accordance with the Company's standard payroll procedures. You will receive your severance payment in a cash lump sum made on the first business day occurring after the sixtieth (60th day following the Separation (as defined below).

(ii) If you timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"), the Company shall pay the full amount of your COBRA premiums on your behalf for your continued coverage under the Company's health, dental and vision plans, including coverage for your eligible dependents, for the twelve (12) months following the Separation or, if earlier, until you are eligible to be covered under another substantially equivalent medical insurance plan by a subsequent employer. Notwithstanding the foregoing, if the Company, in its sole discretion, determines that it cannot provide the foregoing subsidy of COBRA coverage without potentially violating or causing the Company to incur additional expense as a result of noncompliance with applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company instead shall provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue the group health coverage in effect on the date of the Separation (which amount shall be based on the premium for the first month of COBRA coverage), which payments shall be made regardless of whether you elect COBRA continuation coverage and shall commence on the later of (i) the first day of the month following the month in which the Separation occurs and (ii) the effective date of the Company's determination of violation of applicable law, and shall end on the earlier of (x) the effective date on which you become covered by a health, dental or vision insurance plan of a subsequent employer, and (y) the last day of the period twelve (12) months after the Separation, provided that any taxable payments under this paragraph will not be paid before the first business day occurring after the sixtieth (60th) day following the Separation and, once they commence, will include any unpaid amounts accrued from the date of the Separation (to the extent not otherwise satisfied with continuation coverage). If the period comprising the sum of the sixty (60)-day period described in the preceding sentence and the balance of the three (3)-month period following the Company's cure period specified below in the definition of "Good Reason" spans two calendar years, then the payments which constitute deferred compensation subject to Section 409A will not in any case be paid in the first calendar year. You shall have no right to an additional gross-up payment to account for the fact that such COBRA premium amounts are paid on an after-tax basis.

(iii) acceleration of 100% of each of your Equity Awards (as defined below) that are subject only to time-based vesting as of the Separation, which such acceleration shall be effective as of the Separation; and

(iv) acceleration of 100% of each of your Equity Awards that are subject to performance-based vesting as of your Separation (as if there had been achievement of at-target performance levels), which such acceleration shall be effective as of the Separation.

For clarity, the acceleration benefits described in paragraphs (iii) and (iv) immediately above shall apply to any Equity Awards that are (a) outstanding as of (and including) the effective date of the formal Change in Control Agreement and (b) granted after the date of such Change in Control Agreement (unless, in the case of clause (b), the award agreement evidencing such Equity Award explicitly provides that such benefits shall not apply).

For purposes of the Change in Control Agreement, 'Equity Awards' means each of your restricted stock units, as well as all other stock-based awards granted to you, including but not limited to options to purchase shares of company common stock, stock bonus awards, restricted stock and stock appreciation rights.

Notwithstanding anything to the contrary, receipt of Change in Control Benefits under paragraph 1shall preclude receipt of any other severance-related benefits. Further, notwithstanding anything to the contrary, the Change in Control Benefits shall not apply unless you have first executed and not revoked a general release of claims in favor of the Company (in a form prescribed by the Company) on or before the date specified by the Company in the prescribed form (the "Release Deadline"). The Release Deadline will in no event be later than fifty-two (52) days after the Separation.

For purposes of these Change in Control benefits, "Termination" means: (a) termination of your employment by the Company or its successor without "Cause" (as defined in Attachment A); or (b) your resignation within three (3) months following an event constituting Good Reason, conditioned upon written notice to the Company of such event within forty-five (45) days of its occurrence and the Company has failed to cure such event within thirty (30) days following receipt of such notice. For purposes of these Change in Control benefits, "Good Reason" means (i) a material reduction or change in duties and responsibilities as in effect immediately prior to the Corporate Transaction; (ii) the relocation of the Company's corporate office where the Executive works by more than thirty-five (35) miles from its location immediately prior to such Corporate Transaction, which materially increases commuting distance or (iii) a material reduction in annual compensation, including base salary and target bonus.